May 5, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Delaying Amendment for Hempacco Co., Inc.
Registration Statement on Form S-1
File No. 333-263805

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1 (File No. 333-263805), and Amendment No. 1 thereto filed by Hempacco Co., Inc. (the “Registrant”) on May 3, 2022 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the facing page of the above-referenced Registration Statement.

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please do not hesitate to contact us.

Sincerely,

Hempacco Co., Inc.

/s/ Sandro Piancone

Sandro Piancone

President and Chief Executive Officer